_______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_______________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File No. 333-49981

_______________________________________

Cincinnati Financial Corporation

Tax-Qualified Savings Plan

(Full title of plan and the address of the plan,

if different from that of the issuer named below)

_______________________________________

Cincinnati Financial Corporation

6200 South Gilmore Road

Fairfield, OH  45014

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

_______________________________________

REQUIRED INFORMATION

Items 1-3.

The information required by Items 1-3 are not required.  See Item 4 below.

Item 4.

The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA.  In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedules as of December 31, 2004, prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.  Those Financial Statements and Schedules have been examined by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein and incorporated herein by reference, and said Financial Statements and Schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation

Tax-Qualified Savings Plan

(Name of Plan)

DATE: June 23, 2005

/s/ Gregory J. Ziegler

Gregory J. Ziegler

Vice President, Personnel

Cincinnati Financial Corporation Tax-Qualified Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

2

Statements of Changes in Net Assets Available for Benefits for the

Years Ended December 31, 2004 and 2003

3

Notes to Financial Statements

4-6

SUPPLEMENTAL SCHEDULE—

7

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

as of December 31, 2004

8

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cincinnati Financial Corporation Tax-Qualified Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio

June 13, 2005

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Participant-directed investments (at fair value)	$ 41,587,470	$ 33,065,091
Cash		30,599

RECEIVABLE—Accrued interest and dividends	61,506	14,215

NET ASSETS AVAILABLE FOR BENEFITS	$ 41,648,976	$ 33,109,905

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

CONTRIBUTIONS	$ 6,466,647	$ 5,535,436

INVESTMENT INCOME:
Net appreciation in fair value of investments	1,579,623	5,274,608
Interest and dividend income	1,134,191	351,751

Total investment income	2,713,814	5,626,359

DEDUCTIONS—Benefits paid to participants	641,390	393,899

INCREASE IN NET ASSETS	8,539,071	10,767,896

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,109,905	22,342,009

End of year	$ 41,648,976	$ 33,109,905

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.

DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Cincinnati Financial Corporation (the “Company”) who have attained age 21. Fifth Third Bank (the “Trustee”) serves as the trustee of the Plan. Effective December 3, 2004, Fifth Third Bank outsourced the Plan’s recordkeeping function to FASCorp. The Plan commenced January 1, 1996 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Each year, participant’s may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. There is no Company match on participant contributions to the Plan. Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account balance and bear interest rates equal to the prime rate plus one percent. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

Payment of Benefits—The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. The Plan’s mutual funds are valued by the fund manager, the Trustee, based upon the fair value of the funds’ underlying investments. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Trustee fees and other expenses of the Plan are paid by the Company.

3.

INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net asset available for benefits as of December 31 are as follows:

		2004	2003

*	Fountain Square Mid Cap Fund	$ 6,221,600	$ 5,810,507
*	Fountain Square Quality Growth Fund	8,404,534	9,157,062
*	Fountain Square Balanced Fund	3,719,143	3,399,687
*	Cincinnati Financial Corporation common stock	8,463,884	6,854,990
	Dodge & Cox Stock Fund	3,347,752

*	Party-in-interest

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Mutual funds	$ 1,155,063	$ 4,542,910
Common stock	424,560	731,698

Net appreciation of investments	$ 1,579,623	$ 5,274,608

4.

RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 186,142 and 160,014 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring employer, with a cost basis of $7,957,609 and $6,336,685, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $232,808 and $103,898, respectively.

5.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

6.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 11, 2001, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code. The Company believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

		Fair
Identity of Issuer	Description of Asset	Value

*Fifth Third Funds	Fountain Square Mid Cap Fund	$ 6,221,600
*Fifth Third Funds	Fountain Square Quality Growth Fund	8,404,534
*Fifth Third Funds	Fountain Square Balanced Fund	3,719,143
*Fifth Third Funds	Fountain Square Institutional Bond Fund	1,699,549
*Fifth Third Funds	Fountain Square International Equity Fund	1,779,860
*Fifth Third Funds	Fountain Square U.S. Government Securities Fund	1,102,605
*Fifth Third Funds	Stable Value Fund	1,722,684
*Fifth Third Funds	Technology Fund	712,078
*Fifth Third Funds	Dodge & Cox Stock Fund	3,347,752
*Fifth Third Funds	Equity Index Fund	505,311
Dreyfus	Small Cap Stock Index Fund	261,189
Goldman Sachs	Core Fixed Fund	277,324
Federated	Mid Cap Index Fund	262,008
Royce	Premier Fund	836,359
Touchstone	Emerging Growth Fund	295,473
PIMCo	Small Cap Value Fund	700,764
PIMCo	Renaissance Fund	627,451
*Cincinnati Financial Corporation	Common stock	8,463,884
Participant Loans	Interest rates ranged from 5.75% to 5.25%
	(maturities through September 2033)	647,902

		$ 41,587,470

*Party-in-interest.
**Cost information is not required for participant-directed investments and, therefore, is not included.

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-49981 of Cincinnati Financial Corporation on Form S-8 of our report dated June 13, 2005, appearing in this Annual Report on Form 11-K of Cincinnati Financial Corporation Tax-Qualified Savings Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 24, 2005